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FORM 4
/ / Check this box if no longer             UNITED STATES SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
subject to Section 16.  Form 4                           Washington, D.C. 20549                           OMB Number:      3235-0287
or Form 5 obligations may                                                                                 Expires:  January 31, 2005
continue. See Instruction 1(b).                                                                          Estimated average burden
                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                hours per response ... 0.5


                                 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(h) of the Investment Company Act of 1940
(Print or type Responses)
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1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol            6.  Relationship of Reporting Person(s) to Issuer
   Reporting Person*                                                                    (Check all applicable)

Douglas L. Lamb             Quest Resource Corporation (QRCP)                       _X_  Director      _X_ 10% Owner
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(Last) (First) (Middle)   3. I.R.S. Identification 4. Statement for                 _X_  Officer       __  Other
                             Number of Reporting      Month/Day/Year                    (give title        (specify below)
                             Person, if an entity                                        below)
                             (voluntary)                                                    Co-Chief Executive Officer
703 East Main Street                                  11/08/02                              --------------------------
-------------------------                         ----------------------------------------------------------------------------------
        (Street)                                  5. If Amendment, Date         7. Individual or Joint/Group Filing
                                                     of Original                   (Check Applicable Line)
                                                     (Month/Day/Year)              ___ Form filed by One Reporting Person
                                                                                   _X_ Form filed by More than One
Benedict, KS  66714                                                                    Reporting Person
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(City)    (State)   (Zip)       Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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
1. Title of Security   2. Trans-    2A. Deemed      3. Trans-    4. Securities      5. Amount of     6. Ownership   7. Nature
   (Instr. 3)             action        Execution      action       Acquired (A)       Securities       Form:          of Indirect
                          date:         Date, if       Code         or Disposed        Beneficially     Direct         Beneficial
                                        any            (Instr.8)    of (D)(Instr.      Owned Follow-    (D) or         Ownership
                                                                    3, 4 and 5)        ing Reported     Indirect       (Instr. 4)
                                                     -------------------------------   Transaction(s)   (I)
                          (Month/       (Month/                            (A)                          (Instr. 4)
                           Day/          Day/                               or         (Instr. 3
                           Year)         Year)        Code   V     Amount  (D) Price    and 4)
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Common stock               11/8/02                    A            20,000   A            82,097           D
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Common stock               11/8/02                    P            30,000   A   (1)   1,019,400           I            By spouse (2)
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Common stock               11/8/02                    P            300,000  A   (3)     816,027           I            By Bonanza
                                                                                                                       Energy
                                                                                                                       Corporation
                                                                                                                       of Kansas (4)
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Common stock                                                                             67,000           I            By Bonanza
                                                                                                                       Oil and Gas
                                                                                                                       Corporation
                                                                                                                       (5)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see instruction 4(b)(v).
                                                               Persons who respond to the collection of information           (Over)
                                                               contained in this form are not required               SEC 1474 (9-02)
                                                               to respond unless the form displays a currently
                                                               valid OMB control number.
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FORM 4 (continued)                  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)

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
1.Title    2.Conver-  3.Trans-  3A.Deemed  4.Trans- 5.Number    6.Date Exer- 7.Title and   8.Price   9.Number  10.Owner-   11.Nature
  of Deriv-  sion or    action     Execu-    action   of Deriv-   ciseable     Amount of     of        of         ship        of In-
  ative      Exercise   Date       tion      Code     ative       and Expir-   Underlying    Deriv-    Deriv-     Form of     direct
  Securi-    Price of              Date,     (Inst.   Securi-     ation Date   Securities    ative     ative      Deriv-      Bene-
  ty         Deriv-     (Month/    if any     8)      ties        (Month/      (Instr. 3     Secur-    Securi-    ative       ficial
  (Instr.    ative       Day/                         Acquired    Day/Year)     and 4)       ity       ties       Security:   Owner-
   3)        Security    Year)     (Month/            (A) or                                 (Instr.   Benefi-    Direct      ship
                                    Day/              Disposed                                5)       cially     (D) or      (Inst.
                                    Year)             of (D)                                           Owned      Indirect    4)
                                                      (Instr.                                          Follow-    (I)
                                                      3, 4,     -----------------------------          ing        (Instr.
                                                      and 5)                           Amt or          Reported    4)
                                                                 Date    Expira- Title Number          Trans-
                                            ------------------   Exer-   tion          of              action(s)
                                            Code  V   (A)  (D)   cisable Date          Shares          (Instr. 4)
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Employee                                                                                               225,000
Stock
Option
(right
to buy)
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Explanation of Responses:

 (1) Crown Properties, LC acquired the Common Stock in exchange for assets with a fair market value of $ 36,000.
 (2) Includes 14,400 shares of Common Stock owned directly by Douglas Lamb's spouse, Marsha K. Lamb, and 1,005,000 shares of Common
     Stock owned by Crown Properties, LC, which is wholly owned by Marsha K. Lamb.
 (3) Bonanza Energy Corporation of Kansas acquired the Common Stock in exchange for assets with a fair market value of $ 360,000.
 (4) Bonanza Energy Corporation of Kansas is jointly owned by Douglas Lamb and Marsha Lamb.
 (5) Bonanza Oil & Gas Corporation is jointly owned by Douglas Lamb and Marsha Lamb.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                  /s/ Douglas L. Lamb                                              11/8/02
                                                  --------------------------------------------------------    -----------------
                                                  Douglas L. Lamb                                                   Date


                                                  /s/ Marsha K. Lamb                                               11/8/02
                                                  --------------------------------------------------------    -----------------
                                                  Marsha K. Lamb                                                    Date

                                                  CROWN PROPERTIES, LC


                                                  /s/ Marsha K. Lamb                                               11/8/02
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                                                  Marsha K. Lamb, Manager                                           Date



Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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Form 4

         Reporting Person
         ----------------

         Douglas L. Lamb

         Date of Event Requiring Statement
         ---------------------------------

         11/8/02

         Issuer Name
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         Quest Resource Corporation

         List of Other Joint Filers
         --------------------------

         Names and Addresses

         Marsha K. Lamb; 703 East Main Street, Benedict, KS 66714
         Crown Properties, LC; 701 East Main Street, Benedict, KS 66714